SEC
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AUG 05 2020

Washington DC
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20013863



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-39854

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

R THE PERIOD BEGINNING ___05/01/19___ AND ENDING ___04/30/20___
                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **PTR, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 Haddon Avenue, Suite 108
(No. and Street)

Collingswood	NJ	08108
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
James Crompton   267-318-7606
                                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown PC
(Name – *if individual, state last, first, middle name*)

Two Logan Square 18th & Arch Sts. Suite 2001	Philadephia	PA	19103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, __James Crompton_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __PTR, Inc._____, as of __April 30_____, 20_20_, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

[signature]
Signature

President
Title.

Notary Public

Commonwealth of Pennsylvania · Notary Seal
MICHAEL BERK, Notary Public
·Bucks County
My Commission Expires October 13, 2022
Commission Number 1258131

This report ** contains (check all applicable boxes):
- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [✓] (d) Statement of Changes in Financial Condition.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [✓] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [✓] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [✓] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).**

PTR, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES
WITH THE REPORT OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
PURSUANT TO RULE 17A-5 OF THE SECURITIES EXCHANGE ACT OF 1934
APRIL 30, 2020

PTR, INC.
April 30, 2020

CONTENTS


ADVISORY TAX AUDIT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder,
PTR, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of PTR, Inc. (the "Company"), as of April 30, 2020, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of April 30, 2019, and the results of its operations and its cash flows for the year ended April 30, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplementary Information

The supplementary information contained in schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2015.
July 31, 2020

WithumSmith+Brown, PC   Two Logan Square, Suite 2001, 18th and Arch Streets, Philadelphia, Pennsylvania 19103-2726   T (215) 546 2140   F (215) 546 2148   withum.com

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

PTR, INC.
Statement of Financial Condition
April 30, 2020

ASSETS

Cash and Cash Equivalents	$	730,505
Accounts Receivable, Net of Allowance for Doubtful Accounts of $4,981		308,634
Restricted Cash		305,336
Income Tax Receivable		76,354
Property and Equipment, Net of Accumulated Depreciation		44,669
Right of Use Asset		37,478
Other Assets		42,113
TOTAL ASSETS	$	1,545,089

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Accounts Payable and Accrued Expenses	$	703,603
Payable to Affiliate		22,072
Lease Liability		38,737
TOTAL LIABILITIES		764,412

Stockholder's Equity

Common stock, $1 par value - authorized 10,000 shares; issued and outstanding 1 share		1
Additional Paid in Capital		14,999
Retained Earnings		765,677
Total Stockholder's Equity		780,677
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	1,545,089

The accompanying notes are an integral part of these financial statements.

PTR, INC.
Statement of Operations
For the Year Ended April 30, 2020

_____

Revenues

Commissions	$	3,654,030
Interest Income		285
TOTAL REVENUES		3,654,315

Expenses

Employee Compensation and Benefits	3,138,821
Commissions, Exchange and Registration Fees	468,174
Occupancy Expense	47,898
Other Expenses	364,273
TOTAL EXPENSES	4,019,166
Loss Before Income Taxes	(364,851)
Income Tax Benefit	76,354
NET LOSS	$ (288,497)

The accompanying notes are an integral part of these financial statements.

PTR, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended April 30, 2020

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Beginning Balance, May 1, 2019	$ 1	$ 14,999	$ 1,054,174	$ 1,069,174
Dividends	0	0	0	0
Net Loss	0	0	(288,497)	(288,497)
Ending Balance, April 30, 2020	$ 1	$ 14,999	$ 765,677	$ 780,677

The accompanying notes are an integral part of these financial statements.

PTR, INC.
Statement of Cash Flows
For the Year Ended April 30, 2020

CASH FLOWS FROM OPERATING ACTIVITIES

Net Loss	$ (288,497)
Adjustments to Reconcile Net Loss to Net Cash Flows Used in Operating Activities	
Depreciation	3,000
Change in Tax Receivable	(76,354)
Change in Deferred Tax Asset	1,518
Decrease (Increase) in Assets	
Accounts Receivable	184,453
Right of Use Asset	(37,478)
Other Assets	182,580
Increase (Decrease) in Liabilities	
Accounts Payable and Accrued Expenses	(856,301)
Lease Liability	38,737
Net Cash Flows Used in Operating Activities	(848,342)
Net Decrease in Cash, Cash Equivalents and Restricted Cash	(848,342)
Cash, Cash Equivalents and Restricted Cash, Beginning of Year	1,884,183
Cash, Cash Equivalents and Restricted Cash, End of Year	$ 1,035,841

Supplemental Disclosure of Cash Flow Information

Cash Paid For Income Taxes	$ 214,005

Reconciliation of Cash, Cash Equivalents and Restricted Cash as reported within the Statement of Financial Condition to the amounts in the Statement of Cash Flows:

Cash and Cash Equivalents	$ 730,505
Restricted Cash	$ 305,336
Total Cash, Cash Equivalents, and Restricted Cash shown in the Statement of Cash Flows	$ 1,035,841

The accompanying notes are an integral part of these financial statements.

NOTE 1 - Organization and Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the New York Stock Exchange MKT LLC ("NYSE MKT"), the International Securities Exchange ("ISE"), and NASDAQ OMX PHLX ("PHLX"). The Company is a Pennsylvania Corporation that provides brokerage services to its customers located throughout the United States. The Company is a wholly owned subsidiary of James Crompton, Inc.

In connection with the Company's assessment of going concern considerations in accordance with ASU 2014-15, "Disclosures of Uncertainties about an Entity's Ability to Continue as a Going Concern", as of April 30, 2020, management has determined that the Company has access to funds from James Crompton, Inc. that are sufficient to fund the working capital needs of the Company, at a minimum of one year from the date of issuance of these financial statements, should a capital contribution be necessary.

NOTE 2 - Summary of Significant Accounting Policies

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents - The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

The Company maintains cash balances at a financial institution. Both interest and non-interest bearing accounts with the same depository institution will be insured by the Federal Deposit Insurance Corporation for a combined total of $250,000. In the normal course of business, the Company may have deposits that exceed the insured balance in its interest and non-interest bearing accounts.

Restricted Cash - Restricted cash consists of contractually restricted account balances held at the Company's clearing broker. The Company accounts for restricted cash based upon Accounting Standards Update ASU 2016-18. Accordingly, the cash balances in the accompanying Statement of Cash Flows include those amounts that are deemed to be restricted cash. The Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

Accounts Receivable - Accounts receivable are carried at cost less an allowance for doubtful accounts. The Company extends credit to its customers based upon an evaluation of customers' financial condition and credit history and generally does not require collateral to support customer receivables. The Company does not accrue finance or interest charges. On a periodic basis, management evaluates its accounts receivable balances and establishes an allowance for doubtful accounts based on the history of past write-offs, collections and current credit conditions. An account is written off when it is determined that all collection efforts have been exhausted. At April 30, 2020, the allowance for doubtful accounts was $4,981.

Property and Equipment - Property and equipment are recorded at cost. Depreciation is provided on the accelerated method. Maintenance and minor repairs are charged to operations when incurred. When assets are retired or sold, the related costs and accumulated depreciation are removed from the accounts and the resulting gain or loss is reflected in current operations.

NOTE 2 - Summary of Significant Accounting Policies (Continued)

<u>Property and Equipment (Continued)</u> - The estimated useful lives for depreciation are:

Equipment	5 Years
Automobiles	5 Years

<u>Long-Lived Assets</u> - As required by the *Property, Plant, and Equipment* Topic of the FASB Accounting Standards Codification No. 360 ("FASB ASC 360"), long-lived assets are required to be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When required, impairment losses on assets to be held and used are recognized based on the fair value of the asset. Long-lived assets to be disposed of are reported at the lower of the carrying amount or fair value less the cost to sell. There was no impairment loss noted as of April 30, 2020.

<u>Revenue Recognition - Contracts with Customers</u> - Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Interest income received from clearing broker relates to interest earned on the Company's deposit balance and is recorded monthly as reflected on the clearing broker statement.

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). The new accounting standard, along with its related amendments, replaces the current rules-based GAAP governing revenue recognition with a principles-based approach.

The core principle in the new guidance is that a company should recognize revenue in a manner that depicts the transfer of goods or services to customers in amounts that reflect the consideration the company expects to receive for those goods or services. The Company applies the following five steps in determining the amount of revenues to recognize: (i) identify the contract; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the performance obligation is satisfied. Each of these steps involves management's judgment and an analysis of the material terms and conditions of the contract.

The Company provides equity and option execution services on the floors of several stock and option exchanges on behalf of registered broker-dealers. The Company is paid a fee by the broker-dealers based on the number of transactions executed and the number of stock shares or option contracts in each transaction. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. The Company invoices its clients monthly in arrears and accrues the fee revenue as commissions in the month in which the transactions were executed on a trade date basis.

The Company also directs equity order flow to certain stock exchanges for which it earns rebate revenue. The Company does not maintain contracts with the exchanges delineating the rebate arrangement. Rebate revenue is recognized when the orders are executed by the exchange on a trade date basis.

NOTE 2 - Summary of Significant Accounting Policies (Continued)

Revenue Recognition - Contracts with Customers (Continued) - Disaggregation of revenue can be found on the Statement of Operations for the year ended April 30, 2020 by type of revenue stream. For the years ended April 30, 2019 and April 30, 2020, the Company recorded commissions receivable, net of reserve for bad debts, of $493,087 and $308,634, respectively. Payments are due upon receipt of invoice.

Although total revenues may not be materially impacted by the new guidance, management notes changes to the disclosures based on the additional requirements prescribed by ASC 606. There were no contract assets or contract liabilities at May 1, 2019 and April 30, 2020.

Lease Accounting Standard - In February 2016, the Financial Accounting Standards Board ("FASB") published Accounting Standards Update No. 2016-02, Leases ("ASC 842"), which requires substantially all leases (with the exception of leases with a term of one year or less) to be recorded on the balance sheet using a method referred to as the right-of-use ("ROU") asset approach. The new standard introduces two lease accounting models, which result in a lease being classified as either a "finance" or "operating" lease on the basis of whether the lessee effectively obtains control of the underlying asset during the lease term. A lease would be classified as a finance lease if it meets one of five classification criteria, four of which are generally consistent with current lease accounting guidance. By default, a lease that does not meet the criteria to be classified as a finance lease will be deemed an operating lease. Regardless of classification, the initial measurement of both lease types will result in the balance sheet recognition of a ROU asset representing a company's right to use the underlying asset for a specified period of time and a corresponding lease liability. The lease liability is recognized at the present value of the future lease payments, and the ROU asset is equal to the lease liability adjusted for any prepaid rent, lease incentives provided by the lessor, and any indirect costs. The subsequent measurement of each type of lease varies. Leases classified as a finance lease will be accounted for using the effective interest method. Under this approach, a lessee amortizes the ROU asset (generally on a straight-line basis in a manner similar to depreciation) and the discount on the lease liability (as a component of interest expense). Leases classified as an operating lease will result in the recognition of a single lease expense amount that is recorded on a straight-line basis (or another systematic basis, if more appropriate).

As a broker-dealer registered with the Securities and Exchange Commission ("SEC") and Financial Industry Regulatory Authority ("FINRA"), the Company is subject to SEC Rule 15C3-1, the Net Capital rule, under which the lease asset would be recorded as a non-allowable asset and the associated liability would be recorded as aggregate indebtedness, both of which could have a materially negative effect on Net Capital computed under SEC Rule 15c3-1. On May 31, 2016, the Securities Industry and Financial Markets Association ("SIFMA") requested relief from the SEC from the net capital impact of the lease capitalization required under ASC 842. On November 8, 2016, the SEC issued a "no action" letter permitting broker-dealers to add back to Net Capital the operating lease asset to the extent of the associated operating lease liability. If the value of the operating lease liability exceeds the value of the associated operating lease asset, the amount by which the liability's value exceeds the associated lease asset must be deducted for net capital purposes. The Company believes that the relief provided by the SEC "no action" letter will substantially negate the effect of the application of ASC 842 on the Company's Net Capital position.

The Company maintains two operating leases; one in Collingswood, New Jersey and one in Chicago, Illinois. The Collingswood lease has less than one year left on the term and is therefore not subject to the provisions of ASC 842. The Chicago lease is for vacant space that resulted from discontinued operations however it continues to be subject to the provisions of ASC 842. The lease agreement requires certain payments described in Note 7, Lease Commitments.

NOTE 2 - Summary of Significant Accounting Policies (Continued)

Lease Accounting Standard (Continued) - At May 1, 2019, the effective date of ASC 842, the Company recorded an ROU asset of $57,920 and an operating lease liability of $57,920, based on a lease term ending February 28, 2022 and assuming a discount rate of 4%, our estimated incremental borrowing rate. At April 30, 2020, the Company's ROU Asset was $37,477 and its Lease Liability was $38,737. The Company recorded $1,259 in additional rent expense associated with the amortization of the ROU Asset.

Fair Value of Financial Instruments - The carrying amounts for cash and cash equivalents, accounts receivable, deposits with clearing organizations, prepaid expenses, accounts payable and accrued expenses approximate their fair value because of their short-term maturity.

Income Taxes - As required by the *Income Taxes* Topic of the FASB Accounting Standards Codification No. 740 ("FASB ASC 740"), deferred income tax assets and liabilities are determined based on differences between the financial reporting and income tax bases of assets and liabilities measured using enacted income tax rates and laws that are expected to be in effect when the differences reverse. Valuation allowances are provided on deferred tax assets for which it is more likely than not that some portion or all of the deferred tax asset will not be realized.

The Company has evaluated the effects of the *Income Taxes* Topic of FASB Accounting Standards Codification No. 740 ("FASB ASC 740") and has concluded that the Company recognizes tax benefits only to the extent that the Company believes it is "more likely than not" that its tax positions will be sustained upon a taxing authorities examination. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Company's management believes it is no longer subject to income tax examinations for years prior to 2016.

On December 22, 2017, the Tax Cuts and Jobs Act (the "Tax Act") was enacted by the U.S. Government. The Tax Act makes broad and complex changes to the U.S. tax code that will affect how corporations account for income taxes. The most significant change affecting the Company is the reduction of the federal corporate tax rate to 21.0 percent, effective January 2018. This newly enacted reduced tax rate was used by the Company to re-measure its deferred tax assets and liabilities prior to assessing the need for a valuation allowance. A valuation allowance is established against net deferred tax assets, when in the judgement of management, it is more likely than not that such net deferred tax assets will not become realizable. The benefit recorded by the Company due to the re-measurement of their deferred tax assets and liabilities is de minimis to the financial statements as a result of the Tax Act.

NOTE 3 - Property and Equipment

Property and equipment at April 30, 2020 were as follows:

Equipment	$ 18,986
Automobiles	85,365
Total Property and Equipment	104,351
Less: Accumulated Depreciation	59,682
Net Property and Equipment	$ 44,669

Depreciation expense for the year ended April 30, 2020 was $3,000.

NOTE 4 – Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses at April 30, 2020 were as follows:

Commissions Payable	$ 285,884
Accrued Expenses	383,721
Accounts Payable	33,998
Total Accounts Payable and Accrued Expenses	$ 703,603

NOTE 5 - Income Taxes

The Company is not a tax paying entity. Its operations are consolidated with its parent, James Crompton, Inc., which pays all taxes due. However, the Company's operations are substantially the entirety of the parent's tax filing and the Company has historically distributed to the parent the entire tax liability due. Similarly, the Company expects that any tax refund paid to the parent will be contributed to the Company. As such, the Company makes tax calculations and records all tax liabilities and all tax refunds as if it were the tax paying entity.

Company's effective income tax rate is lower than what would be expected if the federal statutory rate were applied to income before income taxes primarily because of the Tax Act which lowered the tax rate from 34 percent to 21 percent effective January 1, 2018 (see Note 2), the net effects of state income taxes, and expenses deductible for tax purposes that are not deductible for financial reporting purposes.

Under the Coronavirus Aid, Relief and Economic Security Act (the "CARES Act"), corporations are permitted to carryback net operating losses up to five years. The Company calculated a net operating loss carryback of $318,331 as a result of current year losses. The Company expects it will utilize this provision of the CARES Act and expects to receive a $76,354 benefit in the form of a federal tax refund.

NOTE 6 - Related Party Transactions

The Company distributes dividends to, and records certain intercompany transactions with, its parent company. At April 30, 2020, the Company reflected a payable to its parent of $22,072.

NOTE 7 - Lease Commitments

The Company leases office space in Collingswood, New Jersey under a non-cancelable operating lease with monthly minimum payments plus common operating expenses, which expires February 28, 2021. Rental expense for the Collingswood office for the year ended April 30, 2020 was $7,930. The minimum payments remaining on the operating lease are $6,500.

The Company also leases office space in Chicago, Illinois under a non-cancelable operating lease with monthly minimum payments plus common operating expenses, which expires February 28, 2022. Rental expense for the Chicago office for the year ended April 30, 2020 was $38,708. The minimum payments remaining on the non-cancelable operating lease are: 2021 - $21,175 and 2022 - $19,665.

NOTE 7 - Lease Commitments (Continued)

The Company discontinued operations at its Chicago office in July 2018 and vacated the property. However, under the terms of its non-cancelable lease, the Company continues to be obligated to make future rental payments through the end of the lease term.

NOTE 8 - Retirement Benefits

Substantially all regular full-time employees are eligible to participate in a Company sponsored 401(k) profit sharing plan. An employee may elect to contribute up to 100% of annual compensation subject to certain limits described in the plan document. A matching employer contribution may be made to the plan at the discretion of the Company. For the year ended April 30, 2020, the Company did not make a contribution to the Plan.

NOTE 9 - Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 10 - Commitments and Contingencies

The Company is the subject of regulatory inquiries that could result in the assessment of fines or other sanctions. The matters are ongoing and both the date of final resolution and amounts of any potential fines are unknown. Although management cannot predict the ultimate outcome with certainty, it believes that any fines or other sanctions imposed will not have a material adverse effect on the Company's financial statements.

NOTE 11 - Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The minimum net capital requirement is defined as the greater of $100,000 or 6 2/3% of the aggregate indebtedness. At April 30, 2020, the Company had net capital of $436,902 which was $336,902 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was 1.66 to 1.

NOTE 12 - Exempt Provisions of Rule 15c3-3

The Company operates under the provision of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission, and accordingly, is exempt from the remaining provisions of that rule.

The Company is subject to the exemptive requirements of SEC Rule 15c3-3 and did not maintain possession or control any customer funds or securities at April 30, 2020.

PTR, INC.
Notes to Financial Statements
April 30, 2020

NOTE 13 - Off Balance Sheet Risk

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to a clearing broker on a fully disclosed basis. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from clearing securities transactions introduced by the Company. The Deposits with Clearing Organization collateralize the transactions cleared through the clearing broker.

NOTE 14 - Financial Instruments with Off-Balance-Sheet-Risk

In the normal course of business, the Company's customer activities include the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet-risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE 15 – Covid-19 Pandemic

In March 2020, the World Health Organization declared the novel strain of the coronavirus (COVID-19), a global pandemic and recommended containment and mitigation measures worldwide. The potential impact upon the Company of the COVID-19 pandemic cannot be determined at this time, but it could have a material adverse effect upon the Company's financial position, results of operations and cash flows. The Company participated in the Payroll Protection Program established under the Coronavirus Aid Relief and Economic Security Act (CARES Act) through which it received a loan of $491,300 on May 1, 2020. Under the revised provisions of the Program, the Company expects the entire loan to be forgiven.

NOTE 16 - Subsequent Events

In accordance with the *Subsequent Events* Topic of the FASB Accounting Standards Codification No. 855 ("FASB ASC 855"), the Company has evaluated those events and transactions that occurred from May 1, 2020 through July 31, 2020, the date the financial statements were available to be issued. Other than the disclosures included in Note 15, there were no other events that have been identified which require disclosure.

PTR, INC.
SCHEDULE I – COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
April 30, 2020

———————

NET CAPITAL

Total Stockholder's Equity		$ 780,677
Deductions		
Non-Allowable Assets		
Receivables from Brokers-Dealers	$ 115,895	
Other Receivables	. 6,710	
Property and Equipment, Net of Accumulated Depreciation	44,668	
Income Tax Receivable	76,354	
Other Assets	100,148	
Total Deductions		343,775
NET CAPITAL		$ 436,902

COMPUTATION OF AGGREGATE INDEBTEDNESS

Accounts Payable and Accrued Expenses	$ 703,603	
Payable to Affiliate	22,072	
Excess Lease Liability	1,259	
TOTAL AGGREGATE INDEBTEDNESS		$ 726,934

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT:

Minimum Net Capital Required (6 2/3 % x $726,934)	$ 48,462
Minimum Dollar Net Capital Requirement Of Reporting Broker-Dealer	$ 100,000
Net Capital Requirement	$ 100,000
Excess Net Capital	$ 336,902
Net Capital Less 120% of Minimum ($100,000 x 120%)	$ 316,902
Total Aggregate Indebtedness	$ 726,934
Ratio: Aggregate Indebtedness to Net Capital	1.66 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN
PART IIA OF FORM X-17A-5 AS OF APRIL 30, 2020)

Net Capital, as Reported in Company's Part IIA (Unaudited) FOCUS Report	$ 306,179
Subsequent Adjustments (Increase)/Decrease	
Other Assets	(38,356)
Property and Equipment, Net of Accumulated Depreciation	(424)
Increase in Non-Allowable Assets	(38,780)
Increase in Net Income	169,503
Increase in Net Capital	130,723
Net Capital per the Preceding	$ 436,902



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder,
PTR, Inc.:

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) PTR, Inc. (the "Company") identified the following provisions of 17 C.F.R. §240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(2)(ii) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

WithumSmith+Brown, PC

July 31, 2020

WithumSmith+Brown, PC   Two Logan Square, Suite 2001, 18th and Arch Streets, Philadelphia, Pennsylvania 19103-2726   T (215) 546 2140   F (215) 546 2148   withum.com

AN INDEPENDENT MEMBER OF HLB • THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

PTR, INC.
SCHEDULE II – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT UNDER RULE 15c3-3 AND INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

April 30, 2020

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that Rule.



EXEMPTION REPORT

We confirm, to the best of our knowledge and belief, that:

1. PTR Inc. claimed an exemption from SEC Rule 15c3-3 under the provision in paragraph of (k)(2)(ii) throughout the fiscal year May 1, 2019 to April 30, 2020.

2. PTR Inc. met the identified exemption provisions in SEC Rule 15c3-3(k)(2)(ii) throughout the fiscal year May 1, 2019 to April 30, 2020 without exception.

Sign: _James Crompton_   Date: _7/31/20_

James Crompton, President
PTR Inc.
601 Haddon Avenue, Suite 108
Collingswood, NJ 08108
267-318-7806



ADVISORY TAX AUDIT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Management and Stockholder,
PTR, Inc.:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by PTR, Inc. (Company) and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended April 30, 2020. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended April 30, 2020, with the Total Revenue amounts reported in Form SIPC-7 for the year ended April 30, 2020 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended April 30, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

WithumSmith+Brown, PC

July 31, 2020

WithumSmith+Brown, PC   Two Logan Square, Suite 2001, 18th and Arch Streets, Philadelphia, Pennsylvania 19103-2726   T (215) 546 2140   F (215) 546 2148   withum.com

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

PTR, INC.
SCHEDULE OF ASSESSMENT AND PAYMENTS TO THE
SECURITIES INVESTOR PROTECTION CORPORATION
FOR THE YEAR ENDED APRIL 30, 2020

Period Covered	Date Paid	Amount
General assessment reconciliation for the year ended April 30, 2020		$ 5,331.00
Payment schedule:		
SIPC-6	11/27/2019	3,207.00
SIPC-7	07/06/2020	2,214.00
Balance due		$ 0.00